Nadeem Velani Executive Vice-President & Chief Financial Officer	7550 Ogden Dale Road SE Calgary Alberta Canada T2C 4X9

April 18, 2018

Lyn Shenk, Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Canadian Pacific Railway Limited Form 10-K for Fiscal Year Ended December 31, 2017 Filed February 16, 2018 File No. 001-01342

Dear Mr. Shenk:

This letter is in response to the comment letter, dated April 13, 2018, addressed to Mr. Nadeem Velani, Executive Vice President and Chief Financial Officer of Canadian Pacific Railway Limited (“CP” or the “Company”) with respect to the above-referenced filing.  We respectfully submit the following response to your comment letter.

Form 10-K for the Year Ended December 31, 2017
Adjusted Income and Adjusted Income Per share, page 53
1.
In order to clearly explain how the tax effect of adjustments is calculated, please revise footnote (1) to include the rates used in the calculation. Refer to Question 102.11 of the Compliance and Disclosure Interpretations issued on May 17, 2016.

RESPONSE:

In response to the Staff’s comment, in future filings and in accordance with Question 102.11 of the Compliance and Disclosure Interpretations issued on May 17, 2016, we will include a revised footnote to the tables reconciling Net income as reported to Adjusted income and Diluted earnings per share as reported to Adjusted diluted earnings per share.  This footnote will present the tax rates used in the calculations of the tax effect of  adjustments, commencing with the Company’s Form 10-Q for the quarterly period ended March 31, 2018, to be filed with the Securities and Exchange Commission on April 18, 2018. For reference, the revised footnote (1) disclosure for the first quarter of 2018 is provided below.

(1)
The tax effect of adjustments was calculated as the pretax effect of the adjustments multiplied by the applicable tax rate for the above items of 13.43% and 19.88% for the three months ended March 31, 2018 and 2017, respectively.  The applicable tax rates reflect the taxable jurisdictions and nature, being on account of capital or income, of the significant items.

We have attached as an appendix to this letter, the relevant tables reconciling Net income as reported to Adjusted income and Diluted earnings per share as reported to Adjusted diluted earnings per share with the above footnote that will be included in our Form 10-Q for the quarterly period ended March 31, 2018.

Please feel free to contact me at (403) 319-4819 should you have any further comments.

Regards,

/s/ Nadeem Velani
Nadeem Velani
Executive Vice-President and Chief Financial Officer

Appendix

Extract from Form 10-Q for the three months ended March 31, 2018

Adjusted income is calculated as Net income reported on a GAAP basis less significant items.
	For the three months ended March 31
(in millions)	2018	2017
Net income as reported	$348	$431
Less significant items (pretax):
Management transition recovery	—	51
Impact of FX translation on U.S. dollar-denominated debt	(49)	28
Add:
Tax effect of adjustments(1)	(7)	16
Adjusted income	$390	$368
(1) The tax effect of adjustments was calculated as the pretax effect of the adjustments multiplied by the applicable tax rate for the above items of 13.43% and 19.88% for the three months ended March 31, 2018 and 2017, respectively.  The applicable tax rates reflect the taxable jurisdictions and nature, being on account of capital or income, of the significant items.

Adjusted diluted earnings per share is calculated using Adjusted income, as defined above, divided by the weighted-average diluted shares outstanding during the period as determined in accordance with GAAP.
	For the three months ended March 31
	2018	2017
Diluted earnings per share as reported	$2.41	$2.93
Less significant items (pretax):
Management transition recovery	—	0.35
Impact of FX translation on U.S. dollar-denominated debt	(0.34)	0.19
Add:
Tax effect of adjustments(1)	(0.05)	0.11
Adjusted diluted earnings per share	$2.70	$2.50
(1) The tax effect of adjustments was calculated as the pretax effect of the adjustments multiplied by the applicable tax rate for the above items of 13.43% and 19.88% for the three months ended March 31, 2018 and 2017, respectively.  The applicable tax rates reflect the taxable jurisdictions and nature, being on account of capital or income, of the significant items.